0001158089

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DAVIS POLK & WARDWELL

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02002627

January 16, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


RECD S.E.C.
JAN 16 2002
1086

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a communication by Gamesa regarding its collaborative agreement with *Airbus España* (Airbus-Spain) to provide fuselage components to the European Aeronautic Consortium.

If you have any questions or need any further information please call the undersigned at the number noted above.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ encs: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

dw 2/14

English Version

<u>This agreement will mean for Gamesa sales of approximately 540 million of euros during the lifetime of the program .</u>

GAMESA WILL PROVIDE HUGE COMPONENTS FOR THE FUSELAGE OF THE A380 AIRBUS AIRCRAFT.

Gamesa Aeronáutica, has signed a collaboration agreement with Airbus España in order to provide the European Aeronautic Consortium huge fuselage components for the new commercial airplane Airbus 380. The estimated market for this type of aircraft with a large capacity falls above 1200 units in the commercial version and 315 units for the cargo version during 2006-2019 period.

This agreement will mean for Gamesa an invoicing of approximately 540 million of euros during the lifetime of the program.

The Airbus consortium has already sold more than 97 units of the A380 and it has more than 150 buying options for the same plane.

The agreement implies the participation of Gamesa, risk sharing, from the early stages of the development of the aircraft, including its engineering and own resources. In particular, Gamesa will provide the metallic structures for the rear fuselage of the plane (exhibit 19), both for the prototypes and the serial units that will be produced. The first prototypes from Gamesa to Airbus España will be delivered on March 2003 according to the general calendar of the program, while the deliveries for customers will begin in 2006.

Airbus España, a Spanish company of Airbus, is responsible for Airbus business in Spain and incorporate all activities that CASA developed for Airbus.

Gamesa Aeronáutica is specialized in the designing, engineering, manufacturing, and supplying, for recognized and prestigious manufacturers in the aeronautics industry, of huge structural sets or complete parts of aircraft, such as, wings, parts of fuselage, empennage, nacelles and other similar elements, for the later assembling on aircraft and helicopters.

The main market segments in which Gamesa Aeronautics operates are regional aviation, business aviation and helicopters. The collaboration agreement with Airbus has opened the opportunity to enter another huge market niche: the market of the large commercial planes.

Gamesa considers that this agreement can open new ways of participation in other AIRBUS/EADS programs, both in existing and future projects.

The participation in the Airbus A380 Program is added to others in which Gamesa Aeronauticas is already present, as for example: the Embraer family ERJ 135/145; ERJ 170/190; Bombardier CRJ700/900 and Sikorsky S-92 helicopter.

This agreement with Airbus Spain represents a huge step for Gamesa in its objective of the creation of a strong aeronautics group, with presence in European and North American markets, and the possible entrance in the stock market in 2004.